AM 4/1/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21070

FEB 27 2002

340

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gill & Company, ~~L.P.~~ Limited Partnership

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

235 Montgomery Street, Suite 620
(No. and Street)

San Francisco	California	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Gill — (415) 394-7800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz & Chez, LLP
(Name — *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2900	Chicago,	IL	60604
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2002
P THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 4/1/2002

OATH OR AFFIRMATION

I, Michael J. Gill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gill & Company, LP, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



"OFFICIAL SEAL"
Janet M. Herr
Notary Public, State of Illinois
My Commission Expires June 25, 2003

Notary Public

Signature

Managing Partner
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.] SAME PAGE
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.]
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.] SAME PAGE
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.]
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation. - SEE ABOVE
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A REPORT CONTAINING A STATEMENT OF FINANCIAL CONDITION HAS BEEN INCLUDED: ACCORDINGLY, IT IS REQUESTED THAT THIS REPORT BE GIVEN CONFIDENTIAL TREATMENT.

GILL & COMPANY, L.P.

STATEMENT OF FINANCIAL CONDITION

(Consolidated)

DECEMBER 31, 2001


FEB 27 2002
340
WASH, D.C.

CONTENTS

PAGES

INDEPENDENT AUDITOR'S REPORT 1

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION 2

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION .... 3 - 5

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Partners of
GILL & COMPANY, L.P.
Chicago, Illinois

We have audited the accompanying consolidated statement of financial condition of GILL & COMPANY, L.P. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of GILL & COMPANY, L.P. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Schultz and Chez, L.L.P.

Chicago, Illinois
January 31, 2002

GILL & COMPANY, L.P.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS		
Cash	$	539,760
Securities purchased under agreement to resell		9,200,000
Deposits with clearing organizations		230,000
Receivables from brokers, dealers and clearing organizations		46,327
Securities borrowed		129,800
Securities owned, at market		
Equities		52,383,425
Options		2,444,690
Equipment, net		159,725
Other assets		202,017
TOTAL ASSETS	$	65,335,744

LIABILITIES AND PARTNERS' CAPITAL		
Payables to brokers, dealers and clearing organizations	$	39,215,404
Payable to non-customers		68,561
Securities sold, not yet purchased, at market		
Equities		9,505,597
Options		2,419,460
Accounts payable and accrued expenses		691,504
Total liabilities, exclusive of liabilities subordinated to claims of general creditors		51,900,526
Liabilities subordinated to claims of general creditors (Note 2)		0
Minority interests		17,509
Partners' capital (Note 5 and 7)		13,417,709
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	65,335,744

The accompanying notes are an integral part
of this financial statement.

GILL & COMPANY, L.P.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GILL & COMPANY, L.P. and GILL TRADING, L.L.C. (collectively the "Company") make markets in securities, engage in arbitrage involving derivative securities products, trade in options, financial and commodity futures, and clear transactions for non-customers.

GILL & COMPANY, L.P. is the majority owner of GILL TRADING, L.L.C. The consolidated financial statements include the accounts of GILL & COMPANY, L.P. and GILL TRADING, L.L.C. All significant intercompany balances and transactions have been eliminated.

Securities owned and securities sold, not yet purchased, held in firm trading and investment accounts, are carried at market value.

Securities transactions are recorded on the trade date and, accordingly, gains and losses are recorded on unsettled transactions.

Securities purchased under agreements to resell are entered into with a commercial bank. Such agreements are treated as financing transactions and are carried at the amount at which the securities will be resold, as specified in the respective agreements.

Futures transactions and resulting gains and losses are recorded on the trade date. Gains and losses on open futures contracts are reflected in income.

Equipment is recorded at cost and is depreciated over its estimated useful life using the straight-line method. At December 31, 2001, accumulated depreciation was $505,888.

Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", requires companies to recognize all derivatives as either assets or liabilities and measure those instruments at fair value. All derivative financial instruments held at year end are included in the Statement of Financial Condition at fair value and accordingly, the changes in fair value for the year are recognized in the Company's earnings.

The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

No provision has been made for income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the partners.

(2) LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has a revolving subordinated loan agreement with the bank with a maximum amount of $3,500,000. This loan agreement contains restrictive covenants, which among other provisions, specify minimum levels of net capital and net worth. At December 31, 2001 the Company was in compliance with these covenants. There was no outstanding balance at December 31, 2001.

(2) *LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (Continued)*

The loan agreement has been approved by the Chicago Board Options Exchange and any borrowings thereunder are available in computing net capital under the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(3) *DERIVATIVE FINANCIAL INSTRUMENTS HELD AND ISSUED FOR TRADING PURPOSES AND OTHER FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK*

In its normal course of business, the Company trades financial instruments involving off-balance-sheet market risk with securities broker/dealers and futures commission merchants. The gross notional (or contractual) amounts of derivative financial instruments represent the volume of these transactions and not the amounts potentially subject to market risk. In addition, measurement of market risk is meaningful only when all related and offsetting transactions are taken into consideration. Gross notional (or contractual) amounts of derivative financial instruments used for trading purposes with off-balance-sheet market risk are set forth below, as of December 31, 2001:

		(all amounts in millions)	
	Contract Value	Market Value	Average Contract Value During 2001
Financial futures contracts	$ 55	$ N\A	$ 85
Equities sold, not yet purchased	$ 10	$ 10	$ 27
Written options	$ 65	$ 2	$ 287
Options held for trading	$ 67	$ 2	$ 296

Market risk is the risk that a change in the level of one or more market prices, rates, indices, volatilities, correlations or other factors, such as liquidity, will result in losses for a specified position or portfolio. Financial instruments sold, but not yet purchased, entail an obligation to purchase the securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases prior to the purchase of the security. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. The settlement of the aforementioned transactions is not expected to have a material adverse affect on the financial position of the Company.

As a market-maker and trader, the Company is in the business of managing market risk. In management's opinion, market risk is substantially diminished when all financial instruments, including equities owned, are aggregated.

Credit risk represents the loss that the Company would incur if a counterparty fails to perform its contractual obligation to the Company. All derivative financial instruments entered into by the Company are exchange-traded. For exchange traded contracts, the Company's clearing broker, through industry clearing organizations,acts as the counterparty of specific transactions and therefore, bears the risk of delivery to and from counterparties.

A substantial portion of the Company's trading gains originated from trading strategies involving derivative financial instruments.

(4) *CONCENTRATIONS OF CREDIT RISK*

At December 31, 2001, a credit concentration with the clearing broker consisted of approximately $3.6 million representing the market value of the Company's trading accounts carried by a clearing broker. The Company monitors the credit worthiness of the clearing broker to mitigate the Company's exposure to credit risk.

The Company maintains its cash balance in one financial institution. This balance is insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2001, the Company's uninsured balance totaled $436,512.

(5) *REGULATORY MATTERS*

The Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to compute net capital using the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2001, the Company had net capital and net capital requirements of approximately $12,435,000 and $250,000, respectively, and had no customer accounts, as defined by SEC Rule 15c3-3.

(6) *OPERATING LEASES*

The Company has entered into two office space lease commitments which expire through September 30, 2004. The future minimum rental payments are as follows:

December 31,	Amount
2002	$ 68,037
2003	40,385
2004	31,184
Total	$ 139,606

(7) *SUBSEQUENT EVENTS*

During the period from January 1, 2002 through January 31, 2002, partner capital withdrawals were made totaling $83,333.